September 28, 2012

BY EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Attention:  Ms. Linda Cvrkel

Re:	Scorpio Tankers, Inc. Form 20-F for the Year Ended December 31, 2011 Filed March 23, 2012 File No. 001-34677

Dear Ms. Cvrkel:

On behalf of Scorpio Tankers, Inc. (the "Company"), we submit this response to your letter dated September 10, 2012, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2011.  The Company's responses, together with the Staff's comments, are set forth below.

Form 20-F for the Year Ended December 31, 2011

Notes to the Financial Statements

Note 1. General Information and Significant Accounting Policies Voyage Expenses, page F-10

(1)
We note from your response to our prior comment two that you believe that the guidance in IAS 11 and IAS 18 is consistent with the ratable recognition of voyage expenses over the length of each voyage. However, we note that the literature referenced in your response relates to percentage of completion of accounting in which the stage of completion is determined by calculating the percentage of actual costs incurred compared to total expected costs to be incurred. Paragraph 25 of IAS 11 indicates that "the recognition of revenue and expenses by reference to the stage of completion of a contract is often referred to as the percentage of completion method. Under this method, contract revenue is matched with the contract costs incurred in reaching the stage of completion, resulting in the reporting of revenue, expenses and profit which can be attributed to the proportion of work completed. We do not believe that the literature addressing percentage of completion accounting allows for ratable recognition of expenses. Additionally, paragraph 26 of IAS 11 indicates that, "under the percentage of completion method, contract revenue is recognised as revenue in profit or loss in the accounting periods in which the work is performed. Contract costs are usually recognised as an expense in profit or loss in the accounting periods in which the work to which they relate is performed. However, any expected excess of total contract costs over total contract revenue for the contract is recognised as an expense immediately in accordance with paragraph 36." Absent other relevant authoritative IFRS guidance, we believe that you should recognize voyage expenses as incurred. Alternatively, if the impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred, please advise us and revise the notes to the financial statements to disclose this information.

The Company respectively advises the Staff that the impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred.

In future filings, the Company will revise the disclosure of its accounting policy for the recognition of voyage expenses as follows (revisions underlined):

Voyage expenses

Voyage expenses, which primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters are expensed ratably over the estimated length of each voyage, which can be allocated between reporting periods based on the timing of the voyage. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Consistent with our revenue recognition for voyage charters, voyage expenses are calculated on a discharge-to-discharge basis.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1265, or Keith Billotti at (212) 574-1274.

Very truly yours,

SEWARD & KISSEL LLP

	By:	/s/ Edward Horton
Edward Horton

Claire Erlanger Division of Corporate Finance Securities and Exchange Commission

Jean Yu Division of Corporate Finance Securities and Exchange Commission

Brian Lee Chief Financial Officer Scorpio Tankers, Inc.